Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, New Jersey 08807

July 13, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561
Attention: Suzanne Hayes
Assistant Director

Re:    Valeritas Holdings, Inc.
Registration Statement on Form S-1
File No. 333-226018
Ladies and Gentleman:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Valeritas Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-226018) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on July 16, 2018, or as soon as practicable thereafter.
VALERITAS HOLDINGS, INC.

By:     /s/ John E. Timberlake
Name:    John E. Timberlake
Title:    Chief Executive Officer